EXHIBIT 14.1



SPECIAL   ETHICS   OBLIGATIONS   FOR   EMPLOYEES   WITH   FINANCIAL    REPORTING
RESPONSIBILITIES

As a public company it is of critical importance that the MDSI's filings with applicable securities regulations be accurate and timely. Depending on their position with MDSI, employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. MDSI expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

The Finance Department bears a special responsibility for promoting integrity throughout the organization. The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of MDSI's financial results and condition.

Because of this special role, the Chief Executive Officer, the Chief Financial Officer and all members of MDSI's Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
o Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that MDSI files with, or submits to, government agencies and in other public communications.
o Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.
o Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.
o Achieve responsible use of and control over all assets and resources employed or entrusted.
o Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or any provision of the Company's Codes of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such conflict.



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Violations  of this  Financial  Officer  Code of Ethics,  including  failures to report potential violations by others, will be viewed as a severe disciplinary matter that my result in personnel action, including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact [Chair of Audit Committee].

It is against MDSI's policy to retaliate against any employee for good faith reporting of violations of this code.









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